November 13, 2025

First Trust Exchange-Traded Fund VII

120 East Liberty Drive

Wheaton, Illinois 60187

Re:	12b-1 Plan Extension Letter for First Trust Exchange-Traded Fund VII (the “Trust”)

Ladies and Gentlemen:

It is hereby acknowledged that First Trust Portfolios L.P. serves as the distributor of the shares of each series of the Trust. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various exchange-traded funds (each, a “Fund,” and, collectively, the “Funds”) set forth on Exhibit A attached hereto, which may be supplemented to add new Funds.

It is further acknowledged that the Trust has adopted a Distribution and Service Plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of the Funds. Pursuant to the Plan, each Fund may bear a fee not to exceed 0.25% per annum of such Fund’s average daily net assets.

The purpose of this letter agreement is to agree and acknowledge that the Funds shall not pay, and we shall not collect, any fees pursuant to the Plan any time before the date set forth on Exhibit A attached hereto for each Fund.

Very Truly Yours,

First Trust Portfolios L.P.

  /s/ James M Dykas

James M Dykas
Chief Financial Officer and Managing Director

Agreed and Acknowledged:

First Trust Exchange-Traded Fund VII

  /s/ Derek D. Maltbie

Derek D. Maltbie

Chief Financial Officer and Treasurer

Exhibit A

Funds	Dates
First Trust Exchange-Traded Fund VII
First Trust Global Tactical Commodity Strategy Fund (FTGC)	April 30, 2027
First Trust Alternative Absolute Return Strategy ETF (FAAR)	April 30, 2027
Firs Trust Enhanced Stocks, Bonds & Gold ETF (ESBG)	November 13, 2027